51-102F3

Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

June 15, 2021

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

Effective at the opening on Tuesday, June 15, 2021, the common shares of the Company commenced trading on the Canadian Securities Exchange (“CSE”) on a consolidated basis under the trading symbol “JJJ.X”. As a result of the consolidation, the Company’s share capital is unlimited common shares with no par value, of which 4,495,947 are currently issued and outstanding common shares, and there are currently 944,997 outstanding warrants. The new CUSIP number of the common shares is 88429G201 and the ISIN is CA88429G2018. The Company’s name remains unchanged. In the USA the Company’s common shares shall initially trade under the temporary symbol “HHHED” for a period of 20 business days due to the consolidation, after which date the Company’s common shares shall trade under the symbol “HHHEF” on the OTC Pink tier of the OTC markets.

Item 5. Full Description of Material Change

Please see News Release dated June 14, 2021 attached as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

June 23, 2021

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTC Pink

Consolidation of share capital

Vancouver, BC. June 14, 2021. 37 Capital Inc. [the “Company” or “37 Capital”]. Further to the Company’s News Release dated May 25, 2021, effective at the opening on Tuesday, June 15, 2021, the common shares of the Company will commence trading on the Canadian Securities Exchange (“CSE”) on a consolidated basis under the trading symbol “JJJ.X”. As a result of the consolidation, the Company’s share capital shall be unlimited common shares with no par value of which the issued and outstanding common shares shall be 4,495,947, and the Company’s outstanding warrants shall be 944,997. The new CUSIP number of the common shares will be 88429G201 and the ISIN will be CA88429G2018. The Company’s name remains unchanged.

In the USA the Company’s common shares shall initially trade under the temporary symbol “HHHED” for a period of 20 business days due to the consolidation, after which date the Company’s common shares shall trade under the symbol “HHHEF” on the OTC Pink tier of the OTC markets.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of,

37 CAPITAL INC.

“Jake H. Kalpakian”

Jake H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to raise the required funding or for any other reason.

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